AURIS MEDICAL HOLDING AG
BAHNHOFSTRASSE 21, 6300 ZUG, SWITZERLAND

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 4:00 p.m. Eastern Time on March 8, 2018. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E36425-P02458 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

AURIS MEDICAL HOLDING AG

The Board of Directors recommends you vote FOR the following proposals:

		For Annahme	Against Ablehnung	Abstain Enthaltung
1.	Approval of the merger between Auris Medical Holding AG (as transferring entity) and Auris Medical NewCo Holding AG (as surviving entity) according to the terms and conditions set forth by the merger agreement dated 9 February 2018 and based on the interim balance sheet of Auris Medical Holding AG as of 30 September 2017 *Genehmigung der Fusion zwischen der Auris Medical Holding AG (als übertragende Gesellschaft) und der Auris Medical NewCo Holding AG (als übernehmende Gesellschaft) gemäss den Bestimmungen des Fusionsvertrags vom 9. Februar 2018 und gestützt auf die Zwischenbilanz der Auris Medical Holding AG per 30. September 2017*	☐	☐	☐
2.	Discharge of liability for the members of the Board of Directors and the Persons entrusted with the Company's Management *Entlastung der Mitglieder des Verwaltungsrats und der mit der Geschäftsführung der Gesellschaft betrauten Personen*	☐	☐	☐
3.1	Approval of the Compensation of the Board of Directors *Genehmigung der Vergütung des Verwaltungsrats*	☐	☐	☐
3.2	Approval of the Compensation of the members of the Executive Management Committee for the 2019 financial year *Genehmigung der Vergütung der Geschäftsleitung für das Geschäftsjahr 2019*	☐	☐	☐
4.1	Re-election of Thomas Meyer as member and as Chairman of the Board of Directors *Wiederwahl von Thomas Meyer als Mitglied und als Präsident des Verwaltungsrats*	☐	☐	☐
4.2	Re-election of Armando Anido as member of the Board of Directors *Wiederwahl von Armando Anido als Mitglied des Verwaltungsrats*	☐	☐	☐
4.3	Re-election of Mats Peter Blom as member of the Board of Directors *Wiederwahl von Mats Peter Blom als Mitglied des Verwaltungsrats*	☐	☐	☐
4.4	Re-election of Calvin W. Roberts as member of the Board of Directors *Wiederwahl von Calvin W. Roberts als Mitglied des Verwaltungsrats*	☐	☐	☐
4.5	Election of Alain Munoz as member of the Board of Directors *Wahl von Alain Munoz als Mitglied des Verwaltungsrats*	☐	☐	☐
5.1	Re-election of Armando Anido as member of the Compensation Committee *Wiederwahl von Armando Anido als Mitglied des Vergütungsausschusses*	☐	☐	☐
5.2	Election of Alain Munoz as member of the Compensation Committee *Wahl von Alain Munoz als Mitglied des Vergütungsausschusses*	☐	☐	☐
6.	Re-election of Deloitte AG as Auditors *Wiederwahl von Deloitte AG als Revisionsstelle*	☐	☐	☐
7.	Re-election of the Independent Proxy *Wiederwahl des unabhängigen Stimmrechtsvertreters*	☐	☐	☐
8.	General instruction on new proposals of the Board of Directors *Allgemeine Weisungen zu nicht angekündigten Anträgen / Verhandlungsgegenständen*	☐	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
Invitation to the Extraordinary General Meeting is available at www.proxyvote.com.

E36426-P02458

AURIS MEDICAL HOLDING AG
Extraordinary General Meeting of Shareholders
March 12, 2018 8:30 AM CET
Proxy for the Extraordinary General Meeting of Shareholders on March 12, 2018

Shareholders of record, who do not attend the Extraordinary General Meeting in person, may:

(a) grant a proxy to the independent proxy, Sandro Tobler, attorney at law, Schnurrenberger, Tobler, Gnehm & Partner, Alpenstrasse 2, 6300 Zug, Switzerland, in writing or electronically; or
(b) grant a proxy in writing to another shareholder or other third party.

Instructions to the independent proxy should be provided on the reverse side. If you provide a proxy to the independent proxy without any specific instructions on how to exercise your voting rights, the independent proxy will vote in accordance with the motions of the Board of Directors.

Aktionäre, die nicht persönlich an der ausserordentlichen Generalversammlung teilnehmen, können:

(a) dem unabhängigen Stimmrechtsvertreter, Herrn RA Sandro Tobler, Schnurrenberger, Tobler, Gnehm & Partner, Alpenstrasse 2, 6300 Zug, schriftlich oder elektronisch eine Vollmacht erteilen; oder
(b) einem anderen Aktionär oder einem Dritten schriftlich eine Vollmacht erteilen.

Instruktionen an den unabhängigen Stimmrechtsvertreter sind auf der Vorderseite zu vermerken. Wenn Sie dem unabhängigen Stimmrechtsvertreter eine Vollmacht erteilen, jedoch keine Weisungen zur Stimmrechtsabgabe erteilen, wird der unabhängige Stimmrechtsvertreter jeweils entsprechend dem Antrag des Verwaltungsrats abstimmen.

Proxy to another shareholder / third party:
Vollmacht an Aktionäre / Dritte:

I / We do not participate in person and grant power of attorney to:
Ich/Wir nehmen nicht persönlich teil und erteilen Vollmacht an:

Name: ____

Address: ____

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

(Continued and to be signed on the reverse side.)
(Bitte Instruktionen auf der Rückseite vermerken und unterzeichnen.)